Mail Stop 0407

      							April 13, 2005

Via U.S. Mail and Fax (1-507-359-1611)
Ms. Nancy Blankenhagen
Chief Financial Officer
New Ulm Telecom, Inc.
27 North Minnesota Street
New Ulm, Minnesota  56073

	RE:	New Ulm Telecom, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 30, 2005
		File No. 0-3024

Dear Ms. Blankenhagen:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Non-GAAP Measures, page 11

1. Refer to the definition of your measure labeled as EBITDA. Please see question 14 of our frequently asked questions regarding the use of Non-GAAP financial measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that clarifies that "Earnings" as used in the commonly used metric "EBITDA" is intended to mean net income (loss) presented in the statement of operations under GAAP, instead of operating income as you have disclosed in your definition. Please see our adopting release, that states that non-GAAP measures that are calculated differently than EBITDA should not be characterized as EBITDA. Therefore, please revise the title of this measure and provide a definition that identifies clearly how the measure is being calculated and how the calculation of your non-GAAP measure differs from the most directly comparable GAAP measure, net income (loss).

2. In addition disclose in more detail why you believe your
measures
labeled as EBITDA is a useful indicator of operating performance. Specifically, since capital items are necessary to enable you to generate revenues, it is unclear how a financial measure that omits depreciation could be a relevant and useful measure of operating performance. Additionally, it is unclear how EBITDA is a useful measure of operating performance when it also omits recurring items such as "interest expense," "interest and dividend income," "gain on
dissolution," "equity earnings in cellular partnership" and "other
investment income (expense)."    Avoid mere conclusions that the
measure "is provided because the Company understands that such information is used by certain investors when analyzing the financial
position and performance of the Company."   Rather, explain in
clear
language what the core operating performance is and how it is used, and clearly explain the items not considered by your non-GAAP performance measure and why management believes it is relevant to do so. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at:
<http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm>.

3. Finally since you disclose that EBITDA is presented because it is used by certain investors when analyzing the financial position and performance of the company, you must reconcile them to the most closely comparable GAAP measure of operating performance: net income
(loss). As such, do not reconcile them to operating loss. Please see question 15 of our frequently asked questions regarding the use of Non-GAAP financial measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm and revise your future filings accordingly.

Consolidated Results of Operations, page 12

4. We note your discussion of consolidated results of operations on page 12 does not correspond to the line items presented in your consolidated statement of income on page 26. Revise your discussion of consolidated results of operations to discuss each significant component of revenues and expenses in accordance with Section 303
(a)
of Regulation S-K.

Results of Operations by Segment, page 13

5. We note that your segment tabular presentation and discussion of
result and operations does not match your segment footnote presentation on page 38. Revise your discussion of segment results of operations to correspond to your segment presentation on page
38
in accordance FRC Section 501.06. Include a discussion your measure of profit or loss for each reportable segment as per our comment number 10 below. Furthermore, if you choose to present "cash operating expenses" and "non-cash operating expenses," provide a reconciliation showing which line items are included from the consolidated statement of income.

Consolidated Statements of Income, page 26

6. If costs and expenses applicable to sales and revenue exclude depreciation and amortization directly applicable to the generation of revenue, then revise your presentation to comply with SAB 11:B.

7. Tell us and discuss in your MD&A what is included in other nonregulated services. Tell us where you have included the costs related to the nonregulated services.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 30

8. We note on page 16 of your MD&A that your phonery segment has revenues earned by sales, installation and service of business telephone systems and data communications equipment. Tell us your revenue recognition policy regarding this type of revenue. Tell your consideration of EITF 00-21. Include a discussion of revenue from sales, installation and service of systems and equipment in your revenue recognition policy footnote.


Note 4 - Goodwill and intangibles, page 33

9. It appears that you are testing goodwill for impairment, including the goodwill related to your equity investment in MWH under the provisions of SFAS 142. Tell us in detail how you test goodwill associated with the acquisition of ownership interests in MWH. Tell us how you considered paragraphs B169 and B170 of SFAS 142.

Note 13 - Segment Information, page 38

10. Disclose you measure of profit or loss for each reportable segment in accordance with paragraph 27 of SFAS 131.

11. Since you use proportionate consolidation for segment reporting in connection with your equity investment in MWH, you should disclose your accounting policy for segment reporting in accordance with paragraph 31(b) of SFAS 131 and the investment in the investee as required by paragraphs 28(a) of SFAS 131. Also, confirm that you are using proportionate consolidation for segment reporting because that is the way the CODM reviews the performance of your equity investee.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 942-5288 or Ivette Leon, Assistant Chief Accountant, at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



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Ms. Nancy Blankenhagen
New Ulm Telecom, Inc.
April 13, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE